EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion to the Registration Statement (Form S-1 No. 333-207380) of MetaStat, Inc. (the "Company") to be filed on or about November 17, 2015 of our report dated May 26, 2015 (except for the reverse stock split discussed in Note 2 to the financial statements, as to which the date is October 8, 2015), on our audits of the consolidated financial statements as of February 28, 2015 and 2014 and for the each of the years in the two-year period ended February 28, 2015.  Our report includes an explanatory paragraph about the existence of substantial doubt concerning the Company's ability to continue as a going concern. We also consent to the reference to our firm under the caption "Experts" in this Registration Statement on Form S-1.

/s/ EisnerAmper LLP

New York, New York
November 17, 2015